July 30, 2015

Via EDGAR

Tom Kluck

Rafal Patel

Wilson Lee
Legal Branch Chief et al

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: International Endeavors Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed September 14, 2015
File No. 333-202639

Dear Tom Kluck, Rafal Patel and Wilson Lee:

This is International Endeavors Corporation's (the Company) response to your correspondence by phone relating to the Company's Registration Statement on Form S-1 filed on March 10, 2014.

The phone conversation related to the fact that the Company’s June 30, 2015 financial statements needed to be included in the S-1 registration statement amendment 3 along with our auditor’s consent prior to being able to file for acceleration of effective date.

Please note the Amendment 3 has been filed.

Please let us know at your earliest convenience as to when we might file for acceleration of effective date.

Sincerely,

/s/ Nate Engel
President, International Endeavors Corporation